ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

At a regular meeting held September 22-24, 2009, the Board of Trustees for the Registrant voted to approve the filing of a registration statement to add share Classes A, C and I for Strategic Income Fund (now known as Strategic Income Opportunities Fund).

At a regular meeting held September 22-24, 2009, the Board of Trustees for the Registrant voted to approve the liquidation of the share Classes A, B, C and I for Optimized Value Fund.

At a regular meeting held December 15-17, 2009, the Board of Trustees for the Registrant voted to approve the addition of the Emerging Markets Debt Fund.

The new Fund is described below.

Emerging Markets Debt Fund

Subadviser:  MFC Global Investment Management (U.S.), LLC

Investment Objective:  To seek total return with an emphasis on current income as well as capital appreciation.

Investment Strategies:  Under normal market conditions, the fund invests at least 80% of its net assets in fixed-income securities and debt instruments of emerging markets issuers. The advisor may consider, but is not limited to, the classifications by the World Bank, the International Finance Corporations or the United Nations and its agencies in determining whether a country is an emerging or a developed country. Examples of emerging market countries include most African, Central Asian, Eastern European, South and Central American nations.

The portfolio managers use proprietary research to identify specific countries, corporate sectors and issues that are attractively priced and shall not be constrained by market capitalization, company fundamentals, security valuation or seasoning, or similar characteristics to anticipate shifts in the business cycle and determine which countries and sectors might benefit over the next 12 months. Due to volatile conditions in emerging markets, the fund’s investment process may result in a higher than average portfolio turnover ratio which could increase transaction costs. A number of countries that the fund will invest in may not have sovereign ratings, may be rated below investment grade, or may be unrated. The fund may invest in corporate or other privately issued debt instruments of issuers having market capitalizations of below $1 billion at the time of investment. The fund may invest in securities denominated in any currency, including U.S. dollar denominated emerging markets debt, and may be subject to unexpected, adverse currency fluctuations. The fund may attempt to mitigate the risk of unintended currency fluctuations through the use of financial derivatives instruments.

The fund is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified fund. During unusual or unsettled market conditions, for purposes of meeting redemption requests or pending investment of its assets, the fund may invest all or a portion of its assets in cash and securities that are highly liquid, including: (a) high quality money  market instruments, such as short-term U.S. government obligations, commercial paper, repurchase agreements or other cash equivalents; and (b) money market funds. To the extent the fund is in a defensive position, the managers may temporarily depart from the investment strategy and its ability to achieve its investment objective will be limited.